DIANE D. DALMY

ATTORNEY AT LAW

2000 EAST 12TH AVNEUE

SUITE 32/10B

DENVER, COLORADO 80206

303.985.9324 (telephone)

303.988.6954 (facsimile)

email: ddalmy@earthlink.net

May 29, 2013

Ms. Jaime G. John

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	GDT Tek, Inc.
Form 8-K filed May 13, 2013
File No. 000-20259

To Whom It May Concern:

On behalf of GDT Tek, Inc., a Florida corporation (the “Company”), we submit the following responses which respond to the numerical comments contained in the Securities and Exchange Commission letter dated May 17, 2013 (the “SEC Letter”) regarding the Current Report on Form 8-K (the “Current Report”).

Item 4.01 Changes in Registrant's Certifying Accountant

1. In accordance with the staff's comment, please be advised that the disclosure has been revised to include whether the reports of Demetrius Berkower LLC ("Demetrius") contained an adverse opinion or a disclaimer of opinion for either of the past two years (June 30, 2010 and 2009). We have also revised the disclosure to address the uncertainty related to the Company's ability to continue as a going concern.

2. In accordance with the staff's comments, please be advised that the Current Report has been revised accordingly regarding any disagreements with Demetrius during the past two fiscal years and the subsequent interim period to date.

Securities and Exchange Commission

Page Two

May 29, 2013

3. In accordance with the staff's comments, please be advised that a currently dated Exhibit 16 letter has been provided by Demetrius and was revised accordingly. The Exhibit 16 letter has been filed with the Current Report.

On behalf of the Company, we submit the following acknowledgements:

(a) the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Sincerely,

/s/ Diane D. Dalmy

Diane D. Dalmy